UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Infrastructure Income Fund Inc.
(Name of Subject Company (Issuer))

Brookfield Infrastructure Income Fund Inc.
(Name of Filing Person(s) (Issuer))

Class I Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G306
(CUSIP Number of Class of Securities)

Class D Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G108
(CUSIP Number of Class of Securities)

Class S Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G405
(CUSIP Number of Class of Securities)

Class T Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G207
(CUSIP Number of Class of Securities)

Brian F. Hurley
Brookfield Asset Management Inc.
225 Liberty Street
New York, NY 10281
(855) 777-8001
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

COPIES TO:

Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(212) 318-6000

August 23, 2024
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 23, 2024, by Brookfield Infrastructure Income Fund Inc. (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 5.0% of its outstanding shares of common stock (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., Eastern Time, on September 23, 2024.

2.	10,279.716 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $106,395.06, which reflects the cumulative amount payable by the Fund.

4.	The payment of the purchase price of the Shares tendered was fully remitted on October 25, 2024, to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement and the Transmittal Letter remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement or the Transmittal Letter.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Secretary
Date:	November 1, 2024

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EXHIBIT

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